May 8, 2019

Via Telecopier and EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Corey Jennings, Esq. Division of International Corporate Finance Division of Corporation Finance

Re:	Jiayin Group Inc. Registration Statement on Form F-6 (Registration No.: 333-229579)

Dear Mr. Jennings:

Citibank N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the Form of Deposit Agreement, by and among the Depositary, Jiayin Group Inc., an exempted company with limited liability incorporated in the Cayman Islands (the “Company”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder representing Class A ordinary shares, par value US$0.000000005 per share, of the Company, hereby requests that the effectiveness of Registration Statement on Form F-6, as amended by Amendment No.1 to Registration Statement on Form F-6 (Registration No.: 333-229579) be accelerated to coincide with the accelerated effectiveness of the Company’s Registration Statement on Form F-1, as amended by Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4, Amendment No.5, Amendment No.6, Amendment No. 7 and Amendment No. 8 to the Registration Statement on Form F-1 (Registration No.: 333-228896).

Please call me at (212) 816-6351 if you have any questions.

Very truly yours,

CITIBANK, N.A.

By:	/s/ Keith Galfo
Name:	Keith Galfo
Title:	Vice President

cc:	Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP) Jean-Claude Lanza, Esq. (Patterson Belknap Webb & Tyler LLP)